August 31, 2010

VIA EDGAR

Ms. Amanda Ravitz
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Excel Maritime Carriers Ltd.  Registration Statement on Form
F-3, Filed August 5, 2010
(File No. 333-168568)

Dear Ms. Ravitz:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the registration statement on Form F-3 of Excel Maritime Carriers Ltd. (the "Company") filed August 5, 2010, as provided in a letter to Gabriel Panayotides, the Company's President and Chief Executive Officer, dated August 25, 2010.

This letter sets forth the Company's responses to the Staff's comments.  For your convenience, the Staff's comments have been restated in their entirety, with the responses to each comment set forth immediately under the comment.

Opinion of Counsel, Exhibit 5.1

Comment 1:	Please revise to opine on the legality of the Warrants.

Response:
We have revised our opinion in response to this comment.  In this connection, we have filed a Form of Warrant Agreement as Exhibit 4.7 to the Company's registration statement on Form F-3/A filed on August 31, 2010.

Comment 2:	Please delete the third to the last paragraph. As you have opined on the basis of the laws of the Republic of Liberia, qualifications regarding your ability to opine on such laws are not appropriate.

Response:            We have deleted the paragraph in response to this comment.

Comment 3:	Please revise to also opine on the basis of the laws of the Marshall Islands.

Response:             We have revised our opinion in response to this comment.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff's comments.  If you have any additional comments or questions, please contact the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 661-7150.

Very truly yours,

Seward & Kissel llp

By:  /s/ Gary J. Wolfe
       Gary J. Wolfe

cc:  Chanda DeLong (via facsimile)

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